Exhibit 99.1

Sandstorm Gold Announces Agreement to Acquire Gold Royalties

VANCOUVER, Feb. 18, 2015 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm") (NYSE MKT:SAND, TSX:SSL) is pleased to announce that it has entered into an arrangement agreement (the "Arrangement Agreement") with Gold Royalties Corporation ("Gold Royalties") (TSX-V:GRO) pursuant to which Sandstorm will acquire 100% of the outstanding common shares in the capital of Gold Royalties (the "Gold Royalties Shares") by way of a statutory plan of arrangement (the "Arrangement").

Gold Royalties has approximately C$2 million in cash and a portfolio of 18 royalties on 13 mining projects located in Canada, including one royalty that is generating cash flow from gold production. Upon the closing of the Arrangement, Sandstorm will have a portfolio of 10 streams and 59 royalties.

— SUMMARY OF THE ARRANGEMENT

Gold Royalties shareholders will receive common shares of Sandstorm (the "Sandstorm Shares") on the basis of 0.045 of a Sandstorm Share for each one Gold Royalties Share held. The Arrangement values the Gold Royalties Shares at approximately C$0.20 per Gold Royalties Share, which represents a premium of 70% to the 20-day volume weighted average trading price of the Gold Royalties Shares on the TSX Venture Exchange of approximately C$0.118.  Based on Sandstorm's closing share price on February 17, 2015, the total value of this transaction would be approximately C$5.7 million.

In accordance with the terms of the outstanding warrants to acquire Gold Royalties Shares (each, a "Gold Royalties Warrant"), each holder of a Gold Royalties Warrant outstanding immediately prior to the effective time of the Arrangement will receive on subsequent exercise of such holder's Gold Royalties Warrant, in accordance with its terms, for the same aggregate consideration payable for such warrant, 0.045 of a Sandstorm Share.

In addition, in accordance with the terms of the outstanding options to acquire Gold Royalties Shares (each, a "Gold Royalties Option"), each holder of a Gold Royalties Option outstanding immediately prior to the effective time of the Arrangement will receive on subsequent exercise of such holder's Gold Royalties Option, in accordance with its terms, for the same aggregate consideration payable for such option, 0.045 of a Sandstorm Share. As at the date of the completion of the Arrangement, all Gold Royalties Options held by directors and officers will be extended to the original expiry dates thereof, notwithstanding that any such directors and officers may cease to be eligible optionees under the Gold Royalties stock option plan.

The Arrangement is subject to the approval of at least two-thirds of the votes cast by Gold Royalties shareholders at a special meeting of Gold Royalties shareholders, which is expected to be held in April 2015 and, if applicable under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, the approval of a majority of the minority shareholders by reason of collateral benefits received by optionees as a result of the amendment to the terms of their options. Prior to executing the Arrangement Agreement, the Board of Directors of Gold Royalties obtained a fairness opinion from Evans & Evans Inc. The fairness opinion will be included in the management information circular to be mailed to shareholders of Gold Royalties. Completion of the Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta, the Toronto Stock Exchange, the NYSE MKT, the TSX Venture Exchange, the receipt of all other necessary regulatory and third party approvals, and other customary conditions. In the event that the Arrangement is not completed under certain circumstances, Gold Royalties has agreed to pay Sandstorm a termination fee of C$200,000. In addition, the Arrangement Agreement includes standard non-solicitation and superior proposal provisions and Gold Royalties has provided Sandstorm with certain other customary rights, including a right to match competing offers. Full details of the transaction will be included in the management information circular of Gold Royalties to be mailed to Gold Royalties shareholders in due course.

A copy of the Arrangement Agreement will be filed under each of Sandstorm's and Gold Royalties' profiles on SEDAR at www.sedar.com.

— VOTING SUPPORT AND BOARD APPROVAL

Prior to entering into the Arrangement Agreement, Sandstorm entered into support and voting agreements with the management and certain members of the Board of Directors of Gold Royalties (together, the "Locked-Up Shareholders"), collectively holding approximately 5.53% of the issued and outstanding shares of Gold Royalties, whereby the Locked-Up Shareholders have agreed to vote their Gold Royalties Shares in favour of the Arrangement at the special meeting of Gold Royalties shareholders.

The Board of Directors of Gold Royalties has unanimously approved the transaction and will unanimously recommend that Gold Royalties shareholders vote in favour of the Arrangement.  Each director and senior officer of Gold Royalties has indicated that they intend to vote in favour of the Arrangement.

The Sandstorm Board of Directors has unanimously approved the transaction and Sandstorm does not require, and the transaction is not subject to, approval by the shareholders of Sandstorm. The issuance of the Sandstorm Shares, including those issuable on exercise of the Gold Royalties Warrants (and warrants into which some of these warrants may be exercisable) and the Gold Royalties Options on a post-closing basis, is subject to approval by the Toronto Stock Exchange.

Sandstorm's legal counsel is Cassels Brock & Blackwell LLP. Gold Royalties' legal counsel is Beadle Raven LLP and ProVenture Law LLP.

None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. A gold stream gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of ten streams and forty-seven royalties, of which fourteen of the underlying mines are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, the ability to complete the Arrangement, the receipt of necessary approvals, the ability to satisfy the conditions to the Arrangement, the ability to achieve the benefits of the Arrangement, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2013 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Nolan Watson, Chief Executive Officer, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 09:29e 18-FEB-15